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                              April 10, 2024

       Robert Connelly
       President & Chief Executive Officer
       Elicio Therapeutics, Inc.
       451 D Street
       5th Floor
       Boston, MA 02210

                                                        Re: Elicio
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2024
                                                            File No. 333-278373

       Dear Robert Connelly:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 filed March 29, 2024

       General

   1. We note that on June 1, 2023, Angion Biomedica Corp. completed its merger with Elicio
                                                        Therapeutics, Inc.
Based on your public filings, we also note that the business of the combined company is the
business of Elicio. We further note that Angion suspended its clinical development
activities in July 2022 (prior to the merger), Angion was entitled to dispose of all of its
assets in existence on the date of the merger agreement to one or more third parties prior to
or substantially concurrently with the closing of the merger, and the assets Elicio acquired
from Angion consisted largely of cash and cash equivalents, with any remaining
in-process research and development assets being    de minimis.    Given
                                                        these circumstances,
please tell us your basis for registering this transaction on Form S-3.
                                                        Refer to the definition
of shell company in Securities Act Rule 405. Refer also to footnote
                                                        943 in the    Shell
Company Business Combinations and the Securities Act of 1933
 Robert Connelly
Elicio Therapeutics, Inc.
April 10, 2024
Page 2
       section of Securities Act Release No. 33-11265 (Jan. 24, 2024), as well as Question
       115.18 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website. Alternatively, please amend your registration statement to register the proposed transaction on Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Dickerson at 202-551-8013 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Connelly
                                                           Division of
Corporation Finance
Comapany NameElicio Therapeutics, Inc.
                                                           Office of Life
Sciences
April 10, 2024 Page 2
cc:       Daniel Bagliebter, Esq.
FirstName LastName